EXHIBIT 12

PRIMUS GUARANTY, LTD
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS OF SUBSIDIARY
(In thousands, except ratios)

	Nine Months Ended September 30, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
Earnings (loss):
Income (loss) from continuing operations before taxes(b)	$73,742	$7,994	$25,869	$80,153	$(2,815)	$(2,787)
Add:
Fixed charges	12,267	6,589	3,033	1,854	—	—
Subtract:
Distributions on preferred securities of subsidiary	(4,206)	(3,865)	(2,138)	(1,854)	—	—
Adjusted earnings (loss)	$81,803	$10,718	$26,764	$80,153	$(2,815)	$(2,787)
Fixed charges:
Interest expense	7,933	2,660	881	—	—	—
Amortization of capitalized debt issuance costs	128	64	14	—	—	—
Distributions on preferred securities of subsidiary	4,206	3,865	2,138	1,854	—	—
Total fixed charges and preferred distributions	$12,267	$6,589	$3,033	$1,854	$—	$—
Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary(a)	6.67	1.63	8.82	43.23	—	—

(a)	In 2002 and 2001, the ratio was not applicable as no fixed charges were incurred in such years.

(b)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary